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                                                                       Exhibit 1

[LOGO]                        VISIBLE GENETICS INC.
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                              FOR IMMEDIATE RELEASE

CONTACTS:
Richard Daly (416) 813-3281           Bruno Maruzzo  (416) 813-3271
CEO, Visible Genetics Inc.            Investor Relations, Visible Genetics Inc.

            VISIBLE GENETICS HIRES PHARMACOGENOMICS INDUSTRY PIONEER
                 DR. BRENDAN LARDER AS CHIEF SCIENTIFIC OFFICER

TORONTO, CANADA (JULY 26, 2001): VISIBLE GENETICS INC. (VGI, NASDAQ: VGIN) today announced that Dr. Brendan Larder is to join Visible Genetics as its new Chief Scientific Officer (CSO). An international thought leader in the emerging field of pharmacogenomics, as applied to HIV, hepatitis and oncology, Dr Larder will be leading Visible Genetics' research into new ways of applying genetic information to improve the treatment of a wide range of diseases. He has had previous success in developing and introducing new technologies and products into the market and will have a key role in formulating and implementing VGI's future product development strategy.

"I am very pleased to be joining Visible Genetics," commented Dr Larder. "The company is already a leader in the clinical application of DNA sequencing for drug resistance testing. I am looking forward to using my experience identifying the genetic determinants of disease progression and treatment response to help the company bring valuable new clinical management tools and products to market."

Best known for his discovery of HIV drug resistance and the genetic mechanisms that underlie it, Dr. Larder pioneered many of the technologies that are in use today to monitor drug resistance in the clinic. In his role as CSO, Dr. Larder will be responsible for all research activities in the company including programs involving both existing and new assays, advanced technology platforms for genetic and mutational analysis, and bioinformatic interpretation systems in a variety of disease areas.

"The addition of Dr. Larder will help elevate VGI's position well beyond our current leadership in HIV genotyping towards a future of new clinical targets and products," said Richard T. Daly, president and CEO of Visible Genetics. "Dr. Larder is internationally recognized for his pioneering work in viral resistance and he will be invaluable in directing the company's research into new clinical applications, technology platforms and analysis tools."


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BACKGROUND INFORMATION
Brendan Larder obtained his bachelors and doctorate degrees at Cambridge University in the UK. His Ph.D. thesis in 1983, focussed on the study of biochemical mechanisms of herpes simplex virus drug resistance. Subsequently, he spent two years as a post-doctoral research fellow in the Virology Division of the Pathology Department at Cambridge. His research emphasis shifted to the genetic characterization of herpes virus drug resistance. This research theme was continued in 1985 when he joined the Wellcome Research Laboratories in London, as a research scientist. In 1986, he initiated research work with HIV, with particular emphasis on the mode of action of antiretroviral inhibitors such as AZT.

Dr. Larder has been at the forefront of HIV drug resistance for over 15 years and has numerous seminal publications in this field. His achievements include the first identification of HIV drug resistance with the description of AZT resistance in 1989 and the subsequent elucidation of the genetic basis of this resistance. This research program was extended to include the description of resistance to many other antiretrovirals, in particular, ddI, d4T, 3TC and abacavir. In 1997, Dr. Larder joined Virco to become the Chief Scientific Officer for the company. During this period he pioneered the development of phenotyping and genotyping assay technologies. More recently, this work culminated in novel pharmacogenomic developments facilitating interrogation of large clinical databases. The applications are used to generate information about patient specific drug resistance and are one of the first practical examples of pharmacogenomics. In addition, Dr. Larder has recently been involved in developing assays for hepatitis C, hepatitis B and oncology-related tests.

Visible Genetics Inc. is a leader in the emerging field of pharmacogenomics, which uses genetic information in the identification and analysis of genes to improve patient care and reduce healthcare costs. VGI manufactures and markets high performance automated DNA sequencing systems and complete kits for the analysis of genes linked to disease. The Company's OpenGene(TM) system employs patented CLIP technology - a single-step, bi-directional sequencing method that significantly reduces the time and cost involved in identifying clinically relevant genetic information. Visible Genetics' TRUGENE(TM) HIV-1 Genotyping Test and OpenGene(TM) System are currently under review at the U.S. Food and Drug Administration (FDA).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks as detailed from time to time in the Company's SEC filings, including its most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. VGI disclaims any intent or obligation to update these forward-looking statements.


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